Exhibit 77C: Matter submitted to a vote of security holders

AFL-CIO Housing Investment Trust

2006 SPECIAL MEETING OF PARTICIPANTS

A Special Meeting of Participants was held in Washington, D.C., on Wednesday, February 22, 2006. The following matters were put to a vote of Participants at the meeting through the solicitation of proxies:

To approve an amendment to Section 3.3(d)(ii)(A)(2) of the Declaration of Trust, to change the loan to value ratio requirement from 75 percent to 80 percent for construction and permanent mortgage loans and/or securities where the project receives the benefits of Federal Low Income Housing Tax Credits: votes for 2,323,508.039; votes against 6,266.307; votes abstaining 30,522.420; votes not cast 930,400.793.

To approve an amendment to Section 3.3(d)(iv) of the Declaration of Trust to authorize the Trust to invest in bridge loans for developments that are eligible to receive and have allocations or other rights to receive Federal Rehabilitation Tax Credits: votes for 2,331,333.243; votes against 1,159.200; votes abstaining 27,804.323; votes not cast 930,400.793.

To approve an amendment to Section 3.3(h) of the Declaration of Trust to authorize the Trust to invest in Commercial Mortgage Backed Securities (CMBS) that at the time of their acquisition by the Trust are rated in the highest rating category by at least one nationally recognized statistical rating agency
- subject to a limit of no more than 10 percent of the total value of the Trust's assets: votes for 2,327,539.640; votes against 4,952.803; votes abstaining 27,804.323; votes not cast 930,400.793.